UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              Amendment No. 1
                                   to
                              SCHEDULE 13G
                             (Rule 13d-102)
           Information Statement Pursuant to Rules 13d-1 and 13d-2
                  Under the Securities Exchange Act of 1934*


                        Platinum Entertainment, Inc.
_______________________________________________________________________________
                            (Name of Issuer)
                    Common Stock, par value $.001 per share
_______________________________________________________________________________
                        (Title of Class of Securities)

                              727909-10-3
                      ___________________________________

                             (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 727909-10-3                                       Page 2 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Andrew J. Filipowski


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)
    Not Applicable                      (b)


3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States


NUMBER OF           5   SOLE VOTING POWER
SHARES                  573,430(a)(d)
BENEFICIALLY
OWNED BY            6   SHARED VOTING POWER
EACH                    464,692(b)(c)
REPORTING           7   SOLE DISPOSITIVE POWER
PERSON WITH             573,430(a)(d)

                    8   SHARED DISPOSITIVE POWER
                        464,692(b)(c)
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,038,122(a)(b)(c)(d)


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	No


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    12.3%


12  TYPE OF REPORTING PERSON*
    IN



	*SEE INSTRUCTIONS BEFORE FILLING OUT!

(a) Includes 36,900 shares which Mr. Filipowski has the right to acquire pursuant to the exercise of vested stock options held by Mr. Filipowski.
(b) Includes 99,067 owned by Platinum Venture Partners I, L.P. ("PVP I").
    Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP I and in such capacities may be deemed to have voting and investment power with respect to shares held by PVP I.
    Mr. Filipowski disclaims beneficial ownership of such shares.
(c) Includes 365,625 shares held by Platinum Venture Partners II, L.P.
    ("PVP II") has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock held by PVP II, which is currently exercisable.
    Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by PVP II.
    Mr. Filipowski disclaims beneficial ownership of such shares.
(d) Includes 88,330 shares which Mr. Filipowski has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock (the "Warrant") held by Mr. Filipowski, which is currently exercisable. If the Company's Series D Convertible Preferred Stock is redeemed in full during the twelve month period commencing on April 15, 1999, and ending on April 15, 2000, Mr. Filipowski will be required to return that portion of the Warrant (or the equivalent shares of Common Stock representing shares received upon exercise of the Warrant) exercisable into that number of shares equal to (i) 883.30 shares, multiplied by (ii) the number of months remaining in such twelve month period. In no event shall Mr. Filipowski be required to return greater than that portion of the Warrant exercisable into an aggregate 10,600 shares of Common Stock.

This Amendment No. 1 to Schedule 13G is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated herein, all capitalized terms used herein but not defined have the same meaning set forth in the previous Schedule 13G filed by Mr. Filipowski in February 1999. Only those items amended are included herein.

Item 4.		Ownership:

            (a) Amount Beneficially Owned:

                1,038,122 (1)(2)(3)(4)

            (b) Percent of Class:

			    12.3% (1)

            (c) Number of shares as to which person has:

                (i)     Sole power to vote or to direct the vote:
                        573,430 (1)(4)

                (ii)    Shared power to vote or to direct the
                        vote:  464,692 (2)(3)

                (iii)   Sole power to dispose or to direct the
                        disposition of:  573,430  (1)(4)

                (iv) Shared power to dispose or to direct the disposition of: 464,692 (2)(3)

_________________

(1) Includes 36,900 shares which Mr. Filipowski has the right to acquire pursuant to the exercise of vested stock options held by Mr. Filipowski.
(2)  Includes 99,067 owned by Platinum Venture Partners I, L.P. ("PVP I").
     Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP I and in such capacities may be deemed to have voting and investment power with respect to shares held by PVP I.
     Mr. Filipowski disclaims beneficial ownership of such shares.
(3)  Includes 365,625 shares which Platinum Venture Partners II, L.P.
     ("PVP II") has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock held by PVP II. Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by PVP II. Mr. Filipowski disclaims beneficial ownership of such shares.
(4) Includes 88,330 shares which Mr. Filipowski has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock
     (the "Warrant") held by Mr. Filipowski, which is currently exercisable. If the Company's Series D Convertible Preferred Stock is redeemed in full during the twelve month period commencing on April 15, 1999, and ending on April 15, 2000, Mr. Filipowski will be required to return that portion of the Warrant (or the equivalent shares of Common Stock representing shares received upon exercise of the Warrant) exercisable into that number of shares equal to (i) 883.30 shares, multiplied by (ii) the number of months remaining in such twelve month period. In no event shall Mr. Filipowski be required to return greater than that portion of the Warrant exercisable into an aggregate 10,600 shares of Common Stock.

                                   SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date:  February 14, 2000


                                  /s/ ANDREW J. FILIPOWSKI
                                        Andrew J. Filipowski